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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934



                               (AMENDMENT NO. __)*

                              MEGO FINANCIAL CORP.
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
                         (Title of Class of Securities)

                                    585162100
                                 (CUSIP Number)


Paula J. Peters, Esq., Greenberg Glusker Fields Claman Machtinger & Kinsella LLP
       1900 Avenue of the Stars, Suite 2100, Los Angeles, California 90067

                                December 13, 2001
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-l(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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                                   SCHEDULE 13D



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   CUSIP No. 585162100                                                  2
-------------------------                                        ---------------


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1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         LC ACQUISITION CORP.
         EMPLOYER IDENTIFICATION NO. 94-3408610
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2        CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP*               (a)  [ ]
                                                                       (b)  [ ]
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3        SEC USE ONLY
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4        SOURCE OF FUNDS*
                 OO
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5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                    [ ]
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
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6        CITIZENSHIP OR PLACE OF ORGANIZATION
                 CALIFORNIA
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                        7       SOLE VOTING POWER
                                        289,134(1)
NUMBER OF               --------------------------------------------------------
SHARES                  8       SHARED VOTING POWER
BENEFICIALLY                            0
OWNED BY                --------------------------------------------------------
EACH                    9       SOLE DISPOSITIVE POWER
REPORTING                               289,134(1)
PERSON WITH             --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER
                                        0
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11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
                 289,134(1)
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12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                      [ ]
         EXCLUDES CERTAIN SHARES*
                 (1)
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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 6.1%(1)
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14       TYPE OF PERSON REPORTING*
                 CO
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT

--------------

(1) does not include 1,730,500 shares of Issuer's Common Stock that are required by Reporting Person's Articles of Incorporation to be distributed to the holders of Reporting Person's Series A and Series B Exchangeable Preferred Stock in redemption of their shares.

ITEM  1.       SECURITY AND ISSUER.

               This Schedule 13D relates to the Common Stock of Mego Financial Corp. The principal executive offices of Mego Financial Corp. are located at 4310 Paradise Road, Las Vegas, Nevada 89109

ITEM  2.       IDENTITY AND BACKGROUND.

               (a)-(c). This statement on Schedule 13D is being filed by LC Acquisition Corp. The address of LC Acquisition Corp. is 200 Park Avenue South, New York, New York 10003. The directors and executive officers of LC Acquisition Corp. are as follows:

Name, Address, etc.                    Position
-------------------                    --------
Floyd W. Kephart                       Chairman of the Board and President
4310 Paradise Road
Las Vegas, Nevada  89109
President and Chief
Executive Officer of the Issuer

Anees Din                              Director
2 Old Army Road
Scarsdale, New York  10583
Accountant
BDO Seidman, LLP
330 Madison Avenue
New York, New York  10017

George Teichner                        Director
9601 Collins Avenue
Bal Harbour, Florida  33154
Certified Public Accountant
Self-employed


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Alessandra Scornaienchi               Secretary
200 Park Avenue South
New York, New York  10003
Office Manager
Union Square Partners, Ltd.
Financial Advisory Services

               (d)-(e). During the last five years, neither LC Acquisition Corp. nor any of its executive officers or directors: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or
(ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

               (f) LC Acquisition Corp. is a California corporation. Each of its directors and executive officers is a citizen of the United States.

ITEM  3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

               LC Acquisition Corp. was formed to make debt and equity investments in the travel and related businesses. LC Acquisition Corp. has agreed to purchase 750,000 shares of Common Stock of Mego Financial Corp. from the Issuer and 1,269,634 shares of Common Stock of the Issuer from certain selling shareholders an aggregate cash purchase price of $8,078,536. LC Acquisition Corp. is required by its Articles of Incorporation to distribute, immediately upon receipt, 1,730,500 of those shares to the holders of its Series A and Series B Exchangeable Preferred Stock in redemption of their shares. The funds for the purchases were obtained from the sale of Common and Preferred Stock of LC Acquisition Corp. Further details concerning the transaction and copies of the purchase documents are set forth in the Issuer's Proxy Statement dated January 3, 2002 (the "Proxy Statement").

ITEM  4.       PURPOSE OF TRANSACTION.

               LC Acquisition Corp. is acquiring 289,134 shares of Common Stock of Mego Financial Corp. for investment purposes. Depending on general market and economic conditions affecting Mego Financial Corp. and other relevant factors, LC Acquisition Corp. may purchase additional securities of Mego Financial Corp. or dispose of some or all of the securities from time to time in open market transactions, private transactions or otherwise.

               Except as set forth herein and in the Proxy Statement, LC Acquisition Corp. has no present plans or proposals with respect to any material change in Mego Financial Corp.'s business or corporate structure or which relate to or would result in:



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                       (a) the acquisition by any person of additional
        securities of Mego Financial Corp., or the disposition of securities of Mego Financial Corp.;

                       (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Mego Financial Corp. or any of its subsidiaries; however, it is anticipated that Mego Financial Corp. will explore expansion opportunities in the travel and related businesses.

                       (c) a sale or transfer of a material amount of assets of Mego Financial Corp. or any of its subsidiaries, other than the disposition of non-core assets;

                       (d) any change in the present board of directors or management of Mego Financial Corp. including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

                       (e) any material change in the present capitalization or dividend policy of Mego Financial Corp.;

                       (f) any other material changes in Mego Financial Corp.'s business or corporate structure;

                       (g) changes in Mego Financial Corp.'s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Mego Financial Corp. by any person;

                       (h) causing a class of securities of Mego Financial Corp. to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

                       (i) a class of equity securities of Mego Financial Corp. becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

                       (j) any action similar to any of those enumerated above.

ITEM  5.       INTEREST IN SECURITIES OF THE ISSUER.

               (a) LC Acquisition Corp. beneficially owns 289,134 shares of Common Stock of Mego Financial Corp., or 6.1% of the number of shares to be outstanding upon the consummation of LC Acquisition Corp. 's purchases and the other transactions described in the Proxy Statement. It is anticipated that the transactions will be consummated on January 17, 2002, immediately following the Special Meeting of Shareholders of Mego Financial Corp. The



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executed stock purchase arguments and the consideration for the purchases have been placed in escrow to be released upon confirmation that the shareholders of Mego Financial Corp. have approved the transactions.

               (b) LC Acquisition Corp. will have the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of all the shares beneficially owned by it.

               (c) LC Acquisition Corp. has not during the past sixty (60) days engaged in any transactions with respect to the Common Stock of Mego Financial Corp., other than the pending purchase of 750,000 shares of Common Stock from the Issuer and 1,269,634 shares of Common Stock from certain selling shareholders, in each case for a purchase price of $4.00 per share, as reported herein and in the Proxy Statement.

               (d) Not applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

               LC Acquisition Corp. is required by its Amended and Restated Articles of Incorporation and by its Certificate of Determination, Preferences and Rights of Series B Exchangeable Preferred Stock, filed herewith as Exhibits 1 and 2 respectively, to distribute 1,730,500 shares of Issuer's Common Stock in redemption of its Series A and Series B Exchangeable Preferred Stock.

               LC Acquisition Corp. is a party to the following agreements, all dated December 13, 2001, with respect to Issuer's Common Stock.

                       (i) Subscription Agreement between Mego Financial Corp. and LC Acquisition Corp. with respect to the sale and issuance of 750,000 shares of common Stock (filed as Annex B to the Proxy Statement).

                       (ii) Securities Purchase Agreement by and among LC Acquisition Corp. and the Sellers named therein (the "Selling Shareholders") with respect to the purchase by LC Acquisition Corp. of 1,269,634 shares of Issuer's Common Stock (filed as Annex D to the Proxy Statement).

                       (iii) Escrow Agreement No. 2 among Issuer, Reporting Person, the Selling Shareholders, the Banks named therein and Swidler Berlin Shereff Friedman, LLP as Escrow Agent (filed as Annex J to the Proxy Statement).



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                       (iv) Escrow Agreement No. 3 among Issuer, certain of
Issuer's subsidiaries, LC Acquisition Corp., certain of the Selling Shareholders and Swidler Berlin Shereff, Friedman, LLP as Escrow Agent (filed as Annex K to the Proxy Statement).

                       (v) Registration Rights Agreement among Issuer, Reporting Person and Doerge Capital Management (filed as Annex L to the Proxy Statement).

ITEM  7.       MATERIAL TO BE FILED AS EXHIBITS.

        Exhibit 1 Amended and Restated Articles of Incorporation of LC Acquisition Corp. filed with the Secretary of State of the State of California on October 15, 2001.

        Exhibit 2 Certificate of Determination, Preferences and Rights of Series B Exchangeable Preferred Stock of LC Acquisition Corp., filed with the Secretary of State of the State of California on November 14, 2001.

        Exhibit 3 Proxy Statement for Special Meeting of Shareholders of Mego Financial Corp. dated January 3, 2002. *


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* Filed with the Securities and Exchange Commission on December 31, 2001, and
  incorporated herein by reference.


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                             LC ACQUISITION CORP.


                                             By: /s/ FLOYD W. KEPHART
                                                --------------------------------
                                                  Floyd W. Kephart, President


Dated: January 8, 2002



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